

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

Via E-mail
Peter Henricsson
Chief Executive Officer and Director
Rocap Marketing, Inc.
7141 East Main Street
Mesa, Arizona 85207

> **Re:** **Rocap Marketing, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 22, 2012**
> **File No. 333-178738**

Dear Mr. Henricsson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Consolidated Financial Statements, page 37

Financial Statement Updating

2. Please update to include your September 30, 2012 interim financial statements, as applicable. Refer to Rule 8-08 of Regulation S-X.

3. We note that you have made several adjustments to the December 31, 2011 financial statements filed with your Form S-1/A3. Please tell us why you did not label the financial statements as restated and provide the disclosures required by ASC 250-10-50-7, or revise to provide this information. Also tell us why the audit report is still dated July 13, 2012 in spite of the adjustments to your financial statements.

Consolidated Balance Sheets, page 39

4. We note on your balance sheet that there were 19,145,667 shares issued and outstanding as of December 31, 2011 (page 39), and on your consolidated statement of equity (deficit) that there were 19,190,667 shares issued and outstanding as of December 31, 2011 (page 41). Please revise this inconsistency as necessary.

Consolidated Statement of Operations, page 40

5. We note that the weighted average number of shares outstanding for 2011 (20,105,325 shares) exceeds the total amount of shares issued and outstanding as of December 31, 2011 (19,190,667 shares). Please revise the weighted average number of shares as necessary, or tell us why this is appropriate.

Consolidated Statements of Equity (Deficit), page 41

6. We note that you have removed the total Rocap stockholders equity (deficit) column and the non-controlling interest column from the consolidated statements of equity (deficit) in your Form S-1/A3. Please revise to include these columns. Refer to ASC 810-10-50-1A(c).

7. We note that the fiscal 2011 consolidated statement of equity (deficit) on page 41 does not agree with the 2011 consolidated statement of equity (deficit) shown on page 60. Please explain to us why these statements do not agree, or revise as necessary.

Note 2 – Summary of Significant Accounting Policies, page 43

8.  We note your response to comment 10 of our letter dated August 7, 2012, and your revised disclosure on page 43 and 62 that the Company allocates 10% of the net income (loss) of Lexi-Luu Designs to the non-controlling interest. Please supplementally provide us with reconciliations to the amount of net loss attributable to non-controlling interest for fiscal 2011 and the six months ended June 30, 2011 and 2012.

Consolidated Statements of Stockholders' Deficit, page 60

9.  We note in the footnote to the table on page 79 that the 1,920,000 shares for future employee services were not issued until January 14, 2012 (480,000 shares) and April 25, 2012 (1,440,000 shares). Please explain to us why these shares are not shown as being issued in your statement of stockholders' deficit for the interim period ended June 30, 2012 given your disclosure that they were issued in 2012.

Exhibit Index, page 85

10. We note that you have incorporated the consent of Li & Company by reference to your Form S-1 filed on December 23, 2011. Please file a currently dated consent from your independent registered public accounting firm with the next amendment to your Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3795 with any other questions.

                           Sincerely,

                           /s/ John Reynolds

                           John Reynolds
                           Assistant Director

cc:  George Chachas, Esq.